UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Blackboard, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

091935 50 2

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 091935 50 2	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ICG Holdings, Inc. 51-0396570
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,187,060*
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 2,187,060*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,187,060*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12.	TYPE OF REPORTING PERSON CO

*	See Item 4.

CUSIP No. 091935 50 2	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Internet Capital Group, Inc. 23-2996071
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 2,187,060*
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 2,187,060*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,187,060*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%
12.	TYPE OF REPORTING PERSON CO

*	See Item 4.

CUSIP No. 091935 50 2	13G	Page 4 of 7 Pages

Item 1	(a).	Name of Issuer:

Blackboard, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1899 L Street, NW, 5th Floor Washington, DC 20036

Item 2	(a).	Name of Person Filing:

(1) ICG Holdings, Inc. (“ICG Holdings”)

(2) Internet Capital Group, Inc. (“Internet Capital” and together with ICG Holdings, the “Reporting Persons”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

(1) Plaza 273, Suite 212A 56 W. Main Street Christiana, DE 19702

(2) 690 Lee Road, Suite 310 Wayne, PA 19087

Item 2	(c).	Citizenship:

(1) Delaware

(2) Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

091935 50 2

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 091935 50 2	13G	Page 5 of 7 Pages

Item 4.	Ownership.

On December 16, 2005, ICG Holdings entered into a letter agreement (the “Confirmation”) with Credit Suisse First Boston Capital LLC (“CSFB”) pursuant to which ICG Holdings may from time to time execute cashless collars to hedge certain of its shares of Company Common Stock. As of December 31, 2008 and the date of this statement, 1,625,000 shares of Company Common Stock were subject to such cashless collars pursuant to the terms of the Confirmation.

(a) Amount beneficially owned:

2,187,060

(b) Percent of class:

7.0%, based upon 31,352,030 shares of common stock outstanding as of October 31, 2008 as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2008.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

2,187,060

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

2,187,060

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CSFB will have the right to receive dividends in respect of any shares of Company Common Stock that ICG Holdings may from time to time hedge pursuant to the terms of the Confirmation. As of December 31, 2008 and the date of this statement, CSFB has the right to receive dividends in respect of 1,625,000 shares of Company Common Stock pursuant to the terms of the Confirmation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

This is a joint filing pursuant to Rule 13d-1(k)(1). Attached as Exhibit 1 is the Joint Filing Agreement between the Reporting Persons.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

Not Applicable to filings pursuant to Rule 13d-1(d).

CUSIP No. 091935 50 2	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. On executing the statement, the undersigned agrees, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the Reporting Persons herein.

ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 12, 2009	Title:	Vice President

INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 12, 2009	Title:	Managing Director, General Counsel & Secretary

CUSIP No. 091935 50 2	13G	Page 7 of 7 Pages

Joint Filing Agreement

The undersigned parties hereby agree that the Amendment No. 4 to Schedule 13G filed herewith (and any amendments thereto) relating to the Common Stock of Blackboard, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Act of 1934, as amended.

ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 12, 2009	Title:	Vice President

INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer
	Name:	Suzanne L. Niemeyer
Dated: February 12, 2009	Title:	Managing Director, General Counsel & Secretary